Exhibit 12

Statement Regarding Computation of Ratios

	Year Ended September 30,
	2003	2002 (1)	2001 (1)	2000 (1)	1999 (1)
	(dollars in millions) (unaudited)
Earnings available for fixed charges:
Income (loss) from continuing operations before
provision for income taxes	$(325)	$(740)	$(1,343)	$163	$ 317
Less undistributed equity earnings (loss) from investments	13	40	42	4	(20)
Less interest capitalized during the period	—	5	4	—	7
Add fixed charges	77	168	199	90	64

Total earnings available for fixed charges	$(261)	$(617)	$(1,190)	$249	$ 394

Fixed charges:
Interest expense including capitalized interest	$ 47	$ 126	$ 155	$ 58	$ 45
Interest portion of rental expense	30	42	44	32	19

Total fixed charges	$ 77	$ 168	$ 199	$ 90	$ 64

Ratio of earnings to fixed charges	n/a	n/a	n/a	2.8x	6.2x
Deficiency	$ 338	$ 785	$ 1,389	n/a	n/a

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(1)	The financial information presented has been reclassified to reflect our former optoelectronic components business as discontinued operations.